Mail Stop 4561

March 9, 2007

Ms. Susan J. Allread
Chief Financial Officer and Secretary
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, OH 45331

> **Re:** **Greenville Federal Financial Corporation**
> **Form 10-KSB for the Fiscal Year Ended June 30, 2006**
> **Filed September 27, 2006**
> **File No. 000-51668**

Dear Ms. Allread:

    We have reviewed your response dated March 2, 2007 and have the following comments.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Exhibit 13 – 2006 Annual Report

Consolidated Financial Statements

Note B – Investment and Mortgage-Backed Securities, page 34

1.   We note your response to comment two of our letter dated February 15, 2007. You disclose that the target duration of the fund's investments are generally between six months and one year and that you expect unrealized losses on the asset management fund to recover as the underlying adjustable-rate securities reprice. With respect to your conclusion that the fund's net asset value is expected to recover as the underlying securities reprice, please tell us your estimate of the forecasted time period in which the asset management fund investment will recover its value up to your cost basis.

2.   Referring to your September 28, 2005 correspondence to the SEC in response to comment 34, you stated that in a period of rising interest rates management would expect the fund to experience a short-term decline in fair value, followed by enhanced performance over an intermediate timeframe. Please clarify for us how you define the "short-term" with respect to your expected decline in fair value in a period of rising interest rates and how you define an "intermediate timeframe"

with respect to expected enhanced performance. In addition, please clarify whether expected enhanced performance refers to recovery of market value in general or specifically a recovery of market value up to at least your cost basis.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief